Exhibit 99.1

Intec Pharma Announces Poster Presentation at American Academy of Neurology Annual Meeting

JERUSALEM (April 4, 2018) – Intec Pharma LTD (NASDAQ, TASE: NTEC) (“Intec” or “the Company”) today announces that data collected from the Company’s Phase 2 development program of its proprietary Accordion Pill™ oral drug delivery system have been accepted for poster presentation at the American Academy of Neurology 2018 Annual Meeting (AAN 2018) taking place April 21 – 27, 2018 in Los Angeles.

The following poster will be presented at AAN 2018:

Title:	“Optimizing Delivery of Carbidopa/Levodopa via the Accordion Pill™: Comparative PK and Safety From 2 Randomized Crossover Studies in Healthy Volunteers"
Poster Number:	040
Session:	P2
Date/Time:	April 23, 2018 from 5:30 pm – 7:30 pm PT
Presenter:	R. Michael Gendreau, M.D., chief medical officer of Intec Pharma

“We are delighted to be presenting some of our developmental data in support of our Accordion Pill oral drug delivery system at AAN 2018, as we expect it will enhance awareness of our therapeutic platform and our currently on-going Phase 3 clinical trial of the Accordion Pill Carbidopa/Levodopa to treat advanced Parkinson’s disease patients before an audience of the world’s leading neurologists,” said Jeffery A. Meckler, chief executive officer of Intec Pharma. “We look forward to sharing the data set following its presentation at AAN 2018 later this month.”

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company's control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled "Risk Factors" in the company's filings with the Securities and Exchange Commission, and include the following: the company's ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company's clinical trials; including uncertainty regarding the Company's ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company's drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company's products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

amf@intec-us.com

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